SECURITIES AND EXCHANGE COMMISSION



12062919

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Karp, Chief Operating Officer — (212) 922-2017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Keidan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated and Subsidiaries, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA L. PERNO
Notary Public, State of New York
Registration #01PE6136373
Qualified In New York County
Commission Expires Feb. 23, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
The Buckingham Research Group Incorporated

We have audited the accompanying consolidated statement of financial condition of The Buckingham Research Group Incorporated and subsidiaries (the "Company") as of September 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of The Buckingham Research Group Incorporated and subsidiaries as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
November 28, 2012

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition
September 30, 2012

ASSETS	
Cash and cash equivalents (including money market mutual funds of $45,196,080)	$ 46,718,687
Due from brokers	628,596,964
Deposits with brokers	124,988
Investments in securities, at fair value	1,188,969,710
Commissions receivable	683,991
Incentive fee receivable	478,911
Employee advances	50,000
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,106,517)	1,161,150
Deferred taxes, net	86,713
Prepaid expenses	161,600
Other assets	2,758,723
	$ 1,869,791,437
LIABILITIES	
Securities sold short, at fair value	$ 694,799,134
Deferred rent	496,184
Withdrawals payable to limited partners	45,093,610
Contributions received in advance	500,000
Accounts payable and accrued expenses	3,331,940
Commissions payable	2,374,346
Taxes payable	200,000
	746,795,214
Commitments	
STOCKHOLDERS' EQUITY	
Common stock - $0.01 par value:	
Class A, authorized 100,000 shares, 43,878 and 38,358 shares issued and outstanding, respectively	439
Class B, authorized 900,000 shares, 394,902 and 345,222 shares issued and outstanding, respectively	3,949
Additional paid-in capital	3,638,010
Retained earnings	30,348,400
Treasury stock (5,520 shares of Class A and 49,680 shares of Class B at cost)	(2,989,748)
Total The Buckingham Research Group Incorporated and subsidiaries stockholders' equity	31,001,050
Equity of non-controlling interests	1,091,995,173
	1,122,996,223
	$ 1,869,791,437

See notes to consolidated statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business and principles of consolidation:

The Buckingham Research Group Incorporated ("BRG") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage and investment advisory services, is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The consolidated statement of financial condition includes the accounts of BRG and its wholly owned subsidiary, Buckingham Capital Management Incorporated ("BCM") and also include the accounts of the following investment partnerships for which BCM serves as the sole General Partner, is deemed to control and has limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 29% as of September 30, 2012. BCM is deemed to control and consolidates BH. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner and is deemed to control: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds"). Collectively, the consolidated entities are referred to as the "Company" or "Companies". All material intercompany accounts and transactions have been eliminated on consolidation.

BCM is registered as an investment advisor with the U.S. Securities and Exchange Commission. BCM serves as the investment manager for the Onshore Funds and Offshore Funds whereby it pays certain expenses. BCM has assigned its interest in the incentive allocation it earns from the Onshore and Offshore Funds to BH.

The Onshore Funds are organized as Delaware limited partnerships and the Offshore Funds are organized as exempted limited partnerships under the laws of the Cayman Islands.

The Onshore Funds' and Offshore Funds' investment objective is to seek capital appreciation of their assets by investing primarily in a portfolio of equity securities in U.S. publicly-held companies. The Onshore Funds and Offshore Funds seek to achieve their objective by trading primarily in "undervalued", "underfollowed", and "misunderstood" securities.

[2] Summary of significant accounting policies:

(a) Investments in securities and valuation:

Investments in securities held by BRG are accounted for at fair value.

Investments in securities held by BCM are considered held for trading and are accounted for at fair value.

The consolidated limited partnerships (referred to above as the Onshore and Offshore Funds) are considered investment companies and follow specialized accounting pursuant to the "AICPA Audit and Accounting Guide - Investment Companies". This consolidated financial statement reflects the specialized accounting so that investments held by the limited partnerships are shown on the consolidated statement of financial condition at fair value.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(a) Investments in securities and valuation: (continued)

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation technique used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments in securities and securities sold short, including common stock, American depository receipts, exchange traded funds and options, that are traded on a national securities exchange are valued at their last sale price on the last business day of the year or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by the exchange. Securities not listed on a national securities exchange or that are not national market securities are valued at their last sale price, unless there is no price on the last business day of the year, in which case it is valued at the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company on the last business day of the year as reported by NASDAQ, or, if not so reported, as reported in the over-the-counter market in the United States. These securities are shown as Level 1 in the fair value hierarchy.

Investments in common stock not actively traded are classified within Level 2 of the fair value hierarchy.

(b) Revenue recognition:

Research and investment advisory fees are recorded as earned. Commission income is recorded on a trade-date basis as service is provided.

If at the end of any calendar year a limited partner in the investment partnership has a net profit (after taking into account any loss make-up per the respective partnership agreement), BH receives 20% of such profits, which is deducted from the capital account of such limited partner.

At September 30, 2012, BCM had incentive fee receivable from unrelated managed accounts of $478,911. Incentive fees are calculated at the rate of 20% of the net increase in a managed account.

At September 30, 2012, BCM earned management fees from managed accounts. Additionally, BRG earned management fees from the Onshore and Offshore Funds which is eliminated on consolidation. Management fees on the managed accounts and the Onshore and Offshore Funds are payable quarterly, and generally range from 1% to 1.5% per annum based on quarterly net assets.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(b) Revenue recognition: (continued)

Securities transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(c) Cash and cash equivalents:

Cash equivalents consist of money market mutual funds. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(d) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(e) Deferred rent:

The Company leases premises under a lease, which provides for a free rent period and periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

(f) Income taxes:

BRG files its federal income tax return on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. BH files a separate tax return.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

BH and the Onshore and Offshore Funds are not subject to federal, state and New York City income taxes. The members/partners include their respective share of the profits or losses in their own tax returns.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this consolidated financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. Currently, the 2009 federal tax return is under audit. The Company does not expect an additional liability as a result of the audit. The Company is no longer subject to U.S federal, state or local income tax examinations by tax authorities for the years before 2009.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(f) Income taxes: (continued)

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2012, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation and amortization, deferred rent and unrealized gains and losses on investments.

(g) Securities loaned:

For securities loaned, the Onshore Funds and Offshore Funds receive collateral in an amount at least equal to the fair value of the securities loaned. The Onshore Funds and Offshore Funds monitor the fair value of securities loaned, with additional collateral obtained as necessary. At September 30, 2012, the Onshore Funds and Offshore Funds loaned securities totaling $13,054,791.

(h) Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

NOTE B - DUE FROM BROKERS/DEPOSITS WITH BROKERS

Morgan Stanley & Co. Incorporated ("Morgan Stanley") serves as custodian and clearing broker for the assets of BRG and BCM. In addition, Morgan Stanley and J.P. Morgan Clearing Corp. serve as prime brokers for the Onshore and Offshore Funds. The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades at the consolidated statement of financial condition date. Trades executed on behalf of clients of BRG are cleared at National Financial Services LLC.

In addition $100,000 is deposited with National Financial Services LLC as a clearing deposit and $24,988 is deposited with Goldman Sachs Execution & Clearing, L.P.

NOTE C - INVESTMENTS

The following is a summary of investment in securities, at fair value, as of September 30, 2012:

	Common Stock	American Depository Receipts	Total
Owned by BRG	$ 6,705,406	$ 207,460	$ 6,912,866
Owned by investment partnerships	1,173,855,074	8,201,770	1,182,056,844
Total investment in securities	$ 1,180,560,480	$ 8,409,230	$ 1,188,969,710

NOTE C - INVESTMENTS (CONTINUED)

The following is a summary of investments in securities sold short, at fair value, as of September 30, 2012:

	Common Stock	Exchange Traded Funds	Options	Total
Owned by BRG	$ 915,813	$ 3,753,461		$ 4,669,274
Owned by investment partnerships	255,830,517	432,014,432	$ 2,284,911	690,129,860
Total investments in securities sold short	$ 256,746,330	$ 435,767,893	$ 2,284,911	$ 694,799,134

The following are the Company's investments owned and sold short by level within the fair value hierarchy at September 30, 2012:

	Fair Value	Fair Value Hierarchy
ASSETS		
Investments in securities:		
Common stock - United States		
Apparel	$ 193,817,453	Level 1
Automotive	14,838,642	Level 1
Banks	14,210,940	Level 1
Brokers	4,732,716	Level 1
Consumer Products	43,612,219	Level 1
Consumer Staples	15,586,384	Level 1
Energy - Oil Services	3,896,395	Level 1
Energy - Exploration & Production	17,299,640	Level 1
Finance	28,194,246	Level 1
Footwear	171,277,325	Level 1
Gaming	16,259,188	Level 1
Healthcare - Facilities & Services	2,927,692	Level 1
Healthcare - HMOs	2,578,297	Level 1
Healthcare - Medical Devices	4,076,177	Level 1
Healthcare - Pharmaceuticals	6,470,195	Level 1
Homebuilders/Products	16,382,960	Level 1
Industrial/Chemicals	16,261,963	Level 1
Leisure	40,698,499	Level 1
Special Purpose Acquisition Company	5,232,534	Level 2
Paper	16,971,346	Level 1
Restaurant/Food	5,351,535	Level 1
Retail	397,657,867	Level 1
Technology - Consumer	1,923,898	Level 1
Technology - Software	2,931,078	Level 1
Transportation/Freight	18,896,075	Level 1
Transportation/Travel	19,014,394	Level 1
Trust Banks	7,328,398	Level 1
Total common stock - United States	1,088,428,056	

NOTE C - INVESTMENTS (CONTINUED)

	Fair Value	Fair Value Hierarchy
ASSETS (continued)		
Investments in securities: (continued)		
Common stock - China		
Leisure	$ 5,220,804	Level 1
Common stock - Canada		
Apparel	43,740,100	Level 1
Common stock - Ireland		
Industrial/Chemicals	1,604,556	Level 1
Common stock - Panama		
Transportation/Travel	918,036	Level 1
Common stock - Liberia		
Transportation/Travel	1,963,650	Level 1
Common stock - Curacao		
Energy - Oil Services	4,015,400	Level 1
Common stock- Virgin Islands		
Apparel	24,095,858	Level 1
Common stock- Cayman Islands		
Consumer Staples	9,077,100	Level 1
Common stock- Hong Kong		
Apparel	1,496,920	Level 1
Total common stock	1,180,560,480	
American Depository Receipts - Israel		
Healthcare - Pharmaceuticals	5,344,540	Level 1
American Depository Receipts - United Kingdom		
Energy - Oil Services	3,064,690	Level 1
Total investments in securities	$ 1,188,969,710	

NOTE C - INVESTMENTS (CONTINUED)

	Fair Value	Fair Value Hierarchy
LIABILITIES		
Securities sold short:		
Common stock - United States		
Apparel	$ 8,201,623	Level 1
Automotive	19,895,906	Level 1
Building Products/Services	6,119,330	Level 1
Consumer Products	1,307,436	Level 1
Consumer Staples	4,334,841	Level 1
Energy - Oil Services	7,545,152	Level 1
Healthcare - Facilities & Services	995,523	Level 1
Healthcare - Pharmaceuticals	4,734,405	Level 1
Homebuilders/Products	4,543,895	Level 1
Hotels	2,139,995	Level 1
Industrial/Chemicals	7,579,688	Level 1
Leisure	5,797,860	Level 1
Restaurant/Food	45,396,710	Level 1
Retail	81,235,800	Level 1
Technology - Enterprise Software	4,821,193	Level 1
Technology - Software	4,493,580	Level 1
Toys	7,961,219	Level 1
Transportation/Travel	14,636,053	Level 1
Total common stock - United States	231,740,209	
Common stock - France		
Retail	4,148,740	Level 1
Common stock - Germany		
Retail	562,708	Level 1
Common stock - Italy		
Retail	1,732,463	Level 1
Common stock - Sweden		
Industrial/Chemicals	7,147,175	Level 1
Retail	3,363,547	Level 1
Total common stock - Sweden	10,510,722	
Common stock - Netherlands		
Broadcasting	4,934,708	Level 1
Common stock - Switzerland		
Retail	2,240,629	Level 1
Common stock - United Kingdom		
Retail	876,151	Level 1
Total common stock	256,746,330	

NOTE C - INVESTMENTS (CONTINUED)

	Fair Value	Fair Value Hierarchy
LIABILITIES (continued)		
Securities sold short: (continued)		
Exchange traded funds - Index[1]	$ 435,767,893	Level 1
Call options - Retail	2,182,275	Level 1
Put options - Retail	102,636	Level 1
Total options	2,284,911	
Total securities sold short	$ 694,799,134	

(1) Includes 1,848,229 shares of iShares Russell 2000 Growth with a fair value of $176,709,174 (15.74% of stockholders' equity) and 73,438,560 shares of iShares Russell 1000 Growth with a fair value of $117,980,790 (10.51% of stockholders' equity).

The cost of common stock and American Depository Receipts held long was $910,062,576 and $7,736,559 respectively, at September 30, 2012. The proceeds on common stock, exchange traded funds and options sold short was $250,585,638, $424,971,645 and $1,276,718, respectively, at September 30, 2012.

NOTE D - EMPLOYEE ADVANCES

Employee advances are noninterest bearing loans and are due by December 31, 2012.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE F - COMMITMENTS

BRG has a lease agreement for office facilities which commenced January 15, 2002 and expires on January 15, 2017. BCM entered into a lease agreement for separate office space on July 9, 2012 which will commence on or about December 1, 2012 and expires seven years and three months after the commencement date. BRG is the guarantor of BCM's lease obligation.

The annual future minimum rental commitments are as follows:

Minimum Lease Obligations		
Year Ending September 30,	**BRG**	**BCM**
2013	$ 1,056,000	$ 279,000
2014	1,056,000	447,000
2015	1,056,000	447,000
2016	1,056,000	447,000
2017	307,000	447,000
Thereafter		1,131,000
Total	$ 4,531,000	$ 3,198,000

NOTE G - NET CAPITAL REQUIREMENT

BRG, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, BRG had net capital and net capital requirements of $4,178,750 and $287,768, respectively, and a net capital ratio of 1.03 to 1.

NOTE H - FIXED ASSETS, NET

Fixed assets at September 30, 2012 are comprised of the following:

Equipment	$ 1,317,562
Furniture and fixtures	1,692,761
Computer software	606,248
Leasehold improvements	1,651,096
Total cost	5,267,667
Less accumulated depreciation and amortization	(4,106,517)
	$ 1,161,150

NOTE I - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2012 was 1,000,000 broken out as 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, each Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which each Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, each Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that each Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by each Company, exposes each Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by each Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein each Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss may be realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Companies engage in derivative transactions such as swaps as an alternative to direct investments in the underlying securities. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related. Pursuant to the terms of the swap agreements, the Companies are required to post collateral. As of September 30, 2012, the Companies did not have any investments in swaps and therefore had no collateral posted.

The Companies invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The writer of a call option which is covered (i.e., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Companies may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

The Companies purchase and sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (i.e., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The fair value and location of the derivative instruments reported in the consolidated statement of financial condition at September 30, 2012 is as follows:

		Liability Derivatives
Equity Options	Securities sold short, at fair value	$ 2,284,911

The notional amount of options sold short at September 30, 2012 was $14,341,500.